Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-277989

August 1, 2024

Crown Castle Inc.

$550,000,000 4.900% Senior Notes due 2029

$700,000,000 5.200% Senior Notes due 2034

August 1, 2024

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated August 1, 2024, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 15, 2024 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle Inc.

Security Description:	4.900% Senior Notes due 2029 (the “2029 Notes”) 5.200% Senior Notes due 2034 (the “2034 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) by Moody’s / BBB (Stable) by S&P / BBB+ (Negative) by Fitch

Distribution:	SEC-registered

Aggregate Principal Amount:	2029 Notes: $550,000,000 2034 Notes: $700,000,000

Gross Proceeds:	2029 Notes: $548,548,000 2034 Notes: $695,324,000

Maturity Date:	2029 Notes: September 1, 2029 2034 Notes: September 1, 2034

Coupon:	2029 Notes: 4.900% 2034 Notes: 5.200%

Benchmark Treasury:	2029 Notes: 4.000% due July 31, 2029 2034 Notes: 4.375% due May 15, 2034

Benchmark Treasury Price and Yield:	2029 Notes: 100-20 1⁄4 ; 3.859% 2034 Notes: 103-04; 3.986%

Spread to Benchmark Treasury:	2029 Notes: T + 110 basis points 2034 Notes: T + 130 basis points

Price to Public:	2029 Notes: 99.736% of principal amount 2034 Notes: 99.332% of principal amount

Yield to Maturity:	2029 Notes: 4.959% 2034 Notes: 5.286%

Interest Payment Dates:	2029 Notes: March 1 and September 1, commencing March 1, 2025 2034 Notes: March 1 and September 1, commencing March 1, 2025

Record Dates:	2029 Notes: February 15 and August 15 2034 Notes: February 15 and August 15

Make-Whole Call:

2029 Notes: Prior to August 1, 2029 (one month prior to the maturity date of the 2029 Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2034 Notes: Prior to June 1, 2034 (three months prior to the maturity date of the 2034 Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:

2029 Notes: At any time on or after August 1, 2029 (one month prior to the maturity date of the 2029 Notes)

2034 Notes: At any time on or after June 1, 2034 (three months prior to the maturity date of the 2034 Notes)

Trade Date:	August 1, 2024

Settlement Date:

August 12, 2024 (T+7)

We expect to deliver the Notes against payment for the Notes on the seventh business day following the pricing of the Notes (“T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle T+7, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $1.230 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under the CP Program and pay related fees and expenses.

CUSIP:	2029 Notes: 22822V BF7 2034 Notes: 22822V BG5

ISIN:	2029 Notes: US22822VBF76 2034 Notes: US22822VBG59

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

BofA Securities, Inc.

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Manager:	Huntington Securities, Inc.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, BNP Paribas Securities Corp. toll-free at 1 (800) 854-5674, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, PNC Capital Markets LLC toll-free at 855-881-0697, RBC Capital Markets, LLC toll-free at (866) 375-6829 and Truist Securities, Inc. toll free at 1-800-685-4786.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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